Filed by Ariba, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: FreeMarkets, Inc.

Commission File No.: 000-27913

Slides made available in connection with call with analysts held on January 23, 2004

FORWARD LOOKING STATEMENTS

The following includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Ariba and FreeMarkets, including future financial and operating results, statements concerning Ariba’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such forward-looking statements are based on the current beliefs and expectations of Ariba’s and FreeMarkets’ management and are subject to various known and unknown risks and uncertainties. Ariba and FreeMarkets caution you that any forward-looking information provided by or on behalf of Ariba or FreeMarkets is not a guarantee of future performance.

Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, risks surrounding the closing of the merger, including the failure of Ariba and FreeMarkets stockholders to approve the merger; risks surrounding the integration of FreeMarkets’ business following the closing of the merger; the risk that any cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products and rapid technological change. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Ariba’s and FreeMarkets’ Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Neither Ariba nor FreeMarkets undertakes any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

Ariba Merger with FreeMarkets

Forward Looking Statements

This presentation includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Ariba and FreeMarkets and statements concerning Ariba's business, operations and financial condition, plans, objectives, expectations and intentions. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Ariba cautions you that any forward-looking information provided by or on behalf of Ariba is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, risks surrounding the closing of the merger, the integration of FreeMarkets' business following the closing of the merger, disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers, general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products and rapid technological change. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Ariba's Securities and Exchange Commission (the "SEC") filings. All such forward-looking statements are current only as of the date on which such statements were made. Ariba does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

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ARIBA

Where You Can Find Additional Information

Investors and security holders of both Ariba and FreeMarkets are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by Ariba and FreeMarkets with the SEC at the SEC's Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained for free from Ariba and FreeMarkets.

In addition to the joint proxy statement/registration statement, Ariba and FreeMarkets file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ariba or FreeMarkets at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ariba's and FreeMarkets' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

The respective directors and executive officers of Ariba and FreeMarkets and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Ariba's directors and executive officers is available in its proxy statement filed with the SEC by Ariba on May 15, 2003, and information regarding FreeMarkets' directors and executive officers is available in its proxy statement filed with the SEC by FreeMarkets on April 17, 2003. These documents are available free of charge at the SEC's Web site at http://www.sec.gov.

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Bob Calderoni, Ariba CEO Dave McCormick, FreeMarkets CEO Jim Frankola, Ariba CFO 4 Today’s Speakers / Agenda Q&A

Today’s Speakers / Agenda Bob Calderoni, Ariba CEO 5

Ariba and FreeMarkets: Transaction Summary

Deal structure:	2.25 Ariba shares + $2.00 cash for each FreeMarkets share
Transaction value:	$493MM
Expected closing:	June quarter
Closing conditions:	Shareholder approvals
Board representation:	2 FreeMarkets directors to join Ariba Board
Ownership:	72% Ariba / 28% FreeMarkets

Capitalization:	Seek shareholder approval for reverse stock split (1:5 or 1:6)

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Strategic Rationale for Ariba and FreeMarkets

- Extends category leadership in emerging Enterprise Spend Management market
  - Shared vision around Enterprise Spend Management opportunity
  - Highly complementary capabilities and approach
- Create comprehensive offering to accelerate customer savings
  - Software, Services, Knowledge
  - All spend categories
  - All industries
  - ... and the expertise to make it work
- Expands global reach
- Enhances management team depth
- Significant operational synergies

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Monitor & Manage Invoice & Pay Implement Contract & Execute Source & Negotiate 8 Develop Strategy Evolution of “Spend Management” Identify Opportunity

Monitor & Manage Invoice & Pay eProcurement + Implement Contract & Execute Category-Specific Expertise Enterprise-wide Software Platform Source & Negotiate = Develop Strategy eSourcing Global Supply Management Enterprise Spend Evolution of “Spend Management” Identify Opportunity Management Solutions 1997 2004

Spend Management Needs Have Evolved

- Customers demand complete solutions
  - Enterprise-breadth
  - Category-specific depth
- Post-ERP world
  - Not record, but *manage*
  - Not software, but *solutions*
- Market remains fragmented and under penetrated
  - Niche vendors, point solutions

Ariba + FreeMarkets delivers a single, complete ESM solution

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5% Savings 315 32 31 23 14 14 13 11 5 36 495 Spend 6300 648 612 468 288 288 252 216 108 720 9900 Total Dollars in Enterprise Savings Telecom Office Supplies & Other ESM can create nearly Half a Trillion 11 in Billions Direct Spend Labor & Consulting Marketing IT & Technical assets Logistics Facilities Benefits Other Indirect 24% Enterprise Savings Value Creation Opportunity Core COGS Direct 42% Wages 20% Total Industrial Purchases 2002 E. U.S. 100% = $15 Trillion Finance 8% Other 6% Source: US Tax Returns, Alexander James Group

Services Category- Specific Depth Automotive Manufacturing Utilities/ Oil & Gas Software Enterprise Breadth Financial Services Pharmaceuticals CPG/Retail High Tech 12 Highly Complementary Fit Solutions Purchasing Focus Industry Coverage/ Customers

Today’s Speakers / Agenda Dave McCormick, FreeMarkets CEO 13

• quarter Metrics customers per Billion year Business as $40 per Key 100 customers experts over • Fortune projects 14 Sourcing Sourcing enable FreeMarkets the and sourcing half 200 400 • + Over Over Over Source 25,000 Ariba _ _ _ _

• both of from President customer success value commitment as driving join integration to toshareholder 15 Director critical Strategy managementdrive and to McCormickand Integration Integration Seniorsides DaveAriba success • _

• solutions both • FreeMarkets time innovation category-specific all from solutions behind-the-firewall Integration over new and 16 Services support offering on FreeMarketsAriba options and functionality R&D with hosted and solutions unified expertise Maintain Product Maintain Combineinto Re-focus Leverage deployment • _ _ _

Go-to-Market Integration

- Market opportunity remains very significant
  - Combined company scale and solution set will accelerate customer opportunities
- Complementary sales process
  - Enterprise software + relationship management
  - Cross-selling opportunities
- Integrate sales forces over time
  - Expand market coverage
  - Drive new customer acquisition
  - Greater industry depth

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Preliminary FQ4 Results for FreeMarkets

- FreeMarkets FQ4 (December) Results:
  - Revenues and fees: $37 million - $38 million
  - Revenues: $33 million - $34 million
  - Operational EPS: $0.04 - $0.05
  - GAAP EPS: ($0.19) – ($0.20)

- No additional comments at this time
- More information on Monday, February 2nd for full details of Q4 results

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Today’s Speakers / Agenda Jim Frankola, CFO of Ariba 19

• full for 28th million January Ariba $0.02 $0.01 time • +/- this • for – • Results: million million at • 53 $18 58 Wednesday, 20 • (March): – • Results $52 approximately $53 breakeven comments on results FQ1 (December) revenues: FQ2 EPS: for EPS: FYQ1 FQ1 Revenues: License GAAP Revenues: GAAP additional information of Preliminary Ariba _ _ Guidance _ _ No More details • _ _ _

Combined annualized revenue of approximately $360 million Strong balance sheet with estimated combined cash balance of over $290 million and nearly no debt* A solid revenue base to drive significant operating synergies and a healthy balance sheet to support future growth 21 Financial Highlights _ _ * Estimated cash balance equal to combined cash balances at 12/31/03 minus anticipated cash portion of the deal and transaction costs.

Synergy Opportunities

- Similar operating models enable significant efficiency opportunities
- Annual pre-tax cost savings of at least $25 million
- Majority of target synergies will be realized within 6 months and will be substantially completed within 9 months of closing
- Combined company positioned to achieve revenue growth opportunities and product innovation

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Today’s Speakers / Agenda Bob Calderoni, CEO of Ariba 23

Enhanced leadership position Re-defining the ESM market Highly complementary fit Best-in-class solution and services Significant synergies 24 Conclusion _ _ _ _ _

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Ariba and FreeMarkets are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by Ariba and FreeMarkets with the SEC at the SEC’s Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained for free from Ariba and FreeMarkets.

In addition to the joint proxy statement/registration statement, Ariba and FreeMarkets file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ariba or FreeMarkets at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ariba’s and FreeMarkets’ filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

The respective directors and executive officers of Ariba and FreeMarkets and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Ariba’s directors and executive officers is available in its proxy statement filed with the SEC by Ariba on May 15, 2003, and information regarding FreeMarkets’ directors and executive officers is available in its proxy statement filed with the SEC by FreeMarkets on April 17, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov.